SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                 Report on Form 6-K for the Month of April 2002
                              Dated April 22, 2002

                         Commission File Number 0-19379

                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)

                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                  Form 20-F [X]               Form 40-F [_]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                  Yes [_]  No [X]
     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)


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Exhibit 1.  Release dated April 22, 2002. Banco Comercial Portugues , S.A.
("BCP") reported consolidated net income of EUR 167.6 million in the first quarter of 2001.

                      Presentation of Financial Information

The unaudited consolidated financial information hereafter presented in the April 22, 2002 press release is derived from the consolidated financial statements of BCP and its consolidated subsidiaries for the interim periods ended March 31, 2002 and 2001. The data presented has been prepared in accordance with generally accepted principles of Portugal ("Portuguese GAAP"). Portuguese GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America. See Note 37 to BCP's audited consolidated financial statements for the fiscal year ended December 31, 2000 contained in BCP's Annual Report on Form 20-F as filed with the Securities and Exchange Commission.


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BANCO COMERCIAL PORTUGUES, S.A.


                                          By: Antonio Rodrigues
                                              ----------------------------------
                                              Antonio Rodrigues
                                              Member of the Board of Directors


                                          By: Luis Gomes
                                              ----------------------------------
                                              Luis Gomes
                                              General Manager


Date: April 22, 2002


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